UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Toast Holdings, Inc.

Legal status of Issuer:

> ***Form:***

> Corporation

> ***Jurisdiction of Incorporation/Organization:***

> Delaware

> ***Date of Organization:***

> October 28, 2015

Physical Address of Issuer:

149 East 23rd Street, #2054, New York, NY 10010

Website of Issuer:

https://wetoast.com

Current Number of Employees:

8

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$3,111,000	$2,055,132
Cash & Cash Equivalents	$673,000	$323,928
Accounts Receivable	$1,587,000	$852,228
Short-term Debt	$477,000	$291,123
Long-term Debt	$1,107,000	$305,005
Revenues/Sales	$1,504,000	$1,322,758
Cost of Goods Sold	$595,000	$253,439
Other Income	$0	$0
Taxes Paid	$0	$0
Net Income	($790,000)	($603,143)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 27, 2023

FORM C-AR

TOAST HOLDINGS, INC.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Toast Holdings, Inc. a Delaware corporation ("**Toast Holdings,**" the "**Company**," as well as references to "**we,**" "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://wetoast.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 27, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Toast Holdings, Inc. is a non-plant touching brand centered around making celebratory moments powered by the cannabis plant, incorporated in Delaware as a corporation on October 28, 2015.

The Company is located at 149 East 23rd Street, #2054, New York, NY 10010.

The Company's website is https://www.wetoast.com.

The Company conducts business in the United States and sells products on the internet throughout the United States.

The Company conducts business through its wholly-owned subsidiary Luxury Marketing & Packaging, LLC, a Colorado limited liability company, formed on July 20, 2016 ; California Marketing & Packaging, LLC, a California limited liability company, formed on December 11, 2017[1]; Oklahoma Marketing & Packaging, LLC, a Oklahoma limited liability company, formed on February 12, 2021; Butterfly, LLC, a Colorado limited liability company, formed on August 27, 2018; and Michigan Marketing and Packaging, LLC, a Michigan limited liability company, formed on December 20, 2022. The Company also conducts business through Rust Belt Marketing and Packaging, LLC, a Massachusetts limited liability company, formed on February 14, 2022 and We Toast IP, LLC, a California limited liability company, formed on July 11, 2018, owned 90% by the Company.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://www.republic.co/we-toast.

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[1] California Marketing & Packaging, LLC is currently listed as suspended on the California Secretary of State website. California Marketing & Packaging, LLC is not an operating entity, nor will it be operating in the near future.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

The cannabis industry is highly competitive and evolving.

The market for businesses in the cannabis industry is highly competitive and evolving. There may be no material aspect of our business that is protected by patents, copyrights, trademarks or trade names, and we may face strong competition from larger companies, including in our search for an initial business combination and those that may offer similar products and services to ours following our initial business combination. Our potential competitors may have longer operating histories, significantly greater financial, marketing or other resources and larger client bases than we will, and there can be no assurance that we will be able to successfully compete against these or other competitors. Additionally, because the cannabis industry is at an early stage, a potential target cannabis company may face additional competition from new entrants, including as a result of an increased number of licenses granted under any applicable regulatory regime.

If the number of users of medical cannabis increases, and/or if the national demand for recreational cannabis increases, the demand for products will increase and we expect that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, a target business may require a continued high level of investment in research and development, marketing, sales and client support. However, a potential target business may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis, which could materially and adversely affect our business, financial condition and results of operations. Additionally, as new technologies related to the cultivation, processing, manufacturing and research and development of cannabis are being explored, there is potential for third party competitors to be in possession of superior technology that would reduce any relative competitiveness a potential business target may have.

As the legal landscape for cannabis continues to evolve, it is possible that the cannabis industry will undergo consolidation, creating larger companies with greater financial resources, manufacturing and marketing capabilities and product offerings. Given the rapid changes affecting the global, national, and regional economies generally and the cannabis industry, in particular, we may not be able to create and maintain a competitive advantage in the marketplace. Our success will depend on our ability to keep pace with any changes in our markets, particularly, legal and regulatory changes. For example, it is likely that we, and our competitors, will seek to introduce new products in the future. Our success will also depend on our ability to respond to, among other things, changes in the economy, market conditions, and competitive pressures. Any failure by us to anticipate or respond adequately to such changes could have a material adverse effect on our financial condition and results of operations.

Confusion between legal Cannabis and illegal Cannabis.

There is risk that confusion or uncertainty surrounding our products with regulated cannabis could occur on the state or federal level and impact us. We may have difficulty with establishing banking relationships, working with investment banks and brokers who would be willing to offer and sell our securities or accept deposits from shareholders. Any of these additional factors, should they occur, could also affect our business, prospects, assets or results of operation could have a material adverse effect on the business, prospects, results of operations or financial condition of the Company.

The cannabis industry could face strong opposition from other industries.

We believe that established businesses in other industries may have a strong economic interest in opposing the development of the cannabis industry. Cannabis may be seen by companies in other industries as an attractive alternative to their products, including recreational marijuana as an alternative to alcohol, and medical marijuana as an alternative to various commercial pharmaceuticals. Many industries that could view the emerging cannabis industry as an economic threat are well established, with vast economic and United States federal and state lobbying resources. It is possible that companies within these industries could use their resources to attempt to slow or reverse legislation legalizing cannabis. Any inroads these companies make in halting or impeding legislative initiatives that would be beneficial to the cannabis industry could have a detrimental impact on our clients and, in turn, on our operations.

Many cannabis activities, products, and services still violate law.

The legal patchwork to which cannabis companies are subject is still evolving and frequently uncertain. While we believe that anti-cannabis laws are softening and that the trend is toward the legalization of cannabis products, many states and the U.S. government still view some or all cannabis activity as illegal. Notwithstanding this uncertainty, we intend to do our best to engage in activities that are unambiguously legal and to use what influence we have with our affiliates for them to do the same. But we will not always have control over those companies with whom we do business, and there is a risk that we could suffer a substantial and material loss due to routine legal prosecution. Similarly, many jurisdictions have adopted so-called "zero tolerance" drug laws and laws prohibiting the sale of what is considered drug paraphernalia. If our or our affiliates' activities related to cannabis activities, products, and services are deemed to violate one or more federal or state laws, we may be subject to civil and criminal penalties, including fines, impounding of cannabis products, and seizure of our assets.

Limited standardized research on the effect of cannabis.

To date, there is limited standardization in the research of the effects of cannabis, and future clinical research studies may lead to conclusions that dispute or conflict with our understanding and belief regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis. Research in Canada, the United States and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids (such as CBD and THC) remains in relatively early stages. Future research and clinical trials may draw opposing conclusions to statements in this prospectus or could reach different or negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts and perceptions related to cannabis, which could adversely affect social acceptance of cannabis and the demand for our products.

Many cannabis businesses are dependent on key personnel with sufficient experience in the cannabis industry.

The success of businesses in the cannabis industry is largely dependent on the performance of their respective management teams and key employees and their continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and significant costs may be incurred to attract and retain them. The loss of the services of any key personnel, or an inability to attract other suitably qualified persons when needed, could prevent a business from executing on its business plan and strategy, and the business may be unable to find adequate replacements on a timely basis, or at all.

Because cannabis is illegal under U.S. federal law, cannabis businesses may be subject to civil asset forfeiture.

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture. Even if such insurance is otherwise

available, we may not obtain such insurance, it may be more expensive that traditional insurance, and it may nonetheless exclude claims for certain matters, including matters illegal under U.S. federal law.

We may be subject to constraints on and differences in marketing our products under varying state laws.

There may be restrictions on sales and marketing activities imposed by government regulatory bodies that could hinder the development of our business and operating results. Restrictions may include regulations that specify what, where and to whom product information and descriptions may appear and/or be advertised. Marketing, advertising, packaging and labeling regulations also vary from state to state, potentially limiting the consistency and scale of consumer branding communication and product education efforts. The regulatory environment in the U.S. limits our ability to compete for market share in a manner similar to other industries. If we are unable to effectively market our products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for our products, our sales and operating results could be adversely affected.

The results of future clinical research may be unfavorable to cannabis which may have a material adverse effect on the demand for our products.

Research regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). Although we believe that various articles, reports and studies support our beliefs regarding the medical benefits, viability, safety, efficacy and dosing of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding cannabis. Further, the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception can be significantly influenced by scientific research or findings regarding the consumption of cannabis products. There can be no assurance that future scientific research or findings will be favorable to the cannabis market or any particular product, or consistent with earlier research or findings. Future research studies and clinical trials may draw opposing conclusions to those stated in current research or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, or other facts related to cannabis, which could have a material adverse effect on the demand for our products, and therefore on our business, prospects, revenue, results of operation and financial condition.

Inconsistent public opinion and perception of the medical and adult-use cannabis industry hinders market growth and state adoption.

Public opinion and support for medical and adult-use cannabis has traditionally been inconsistent and varies from jurisdiction to jurisdiction. While public opinion and support appears to be rising generally for legalizing medical and adult-use cannabis, it remains a controversial issue subject to differing opinions surrounding the level of legalization (for example, medical cannabis as opposed to legalization in general). Inconsistent public opinion and perception of the medical and adult-use cannabis may hinder growth and state adoption which could have a material adverse effect on our business, financial condition or results of operations.

Our investors and our directors, officers and employees who are not U.S. citizens may be denied entry into the United States.

Because cannabis remains illegal under United States federal law, those individuals who are not U.S. citizens employed at or investing in legal and licensed U.S. cannabis companies could face detention, denial of entry or lifetime bans from the United States for their business associations with U.S. cannabis businesses. Entry happens at the sole discretion of U.S. Customs and Border Protection ("**CBP**") officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a foreign national. The government of Canada has started warning travelers on its website that previous use of cannabis, or any substance prohibited by United States federal laws, could mean denial of entry to the United States. Business or financial involvement in the legal cannabis industry in Canada or in the United States could also be reason enough for United States border guards to deny entry. On September 21, 2018, CBP released a statement outlining its current position with respect to enforcement of the laws of the United States. It stated that Canada's legalization of cannabis will not change CBP enforcement of United States laws regarding controlled substances and, because cannabis continues to be a controlled substance under United States law, working in or facilitating the proliferation of the legal cannabis industry in U.S. states where it is deemed legal or Canada may affect admissibility to the United States. As a result, CBP has affirmed that, employees, directors, officers,

managers and investors of companies involved in business activities related to cannabis in the United States or Canada (such as us), who are not United States citizens face the risk of being barred from entry into the United States for life. On October 9, 2018, CBP released an additional statement regarding the admissibility of Canadian citizens working in the legal cannabis industry. CBP stated that a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada coming into the United States for reasons unrelated to the cannabis industry will generally be admissible to the United States; however, if such person is found to be coming into the United States for reasons related to the cannabis industry, such person may be deemed inadmissible.

We are subject to a number of risks because cannabis is illegal under federal law.

Cannabis is illegal under federal law. Federal law and enforcement may adversely affect the implementation of medical cannabis and/or adult-use cannabis laws, and may negatively impact our revenues and profits.

Under the Controlled Substances Act ("**CSA**"), the U.S. Government lists cannabis as a Schedule I controlled substance (i.e., deemed to have no medical value), and accordingly the manufacturing (cultivation), sale, or possession of cannabis is federally illegal. It is also federally illegal to advertise the sale of cannabis or to sell paraphernalia designed or intended primarily for use with cannabis, unless the paraphernalia is authorized by federal, state, or local law. The United States Supreme Court has ruled in *United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich*, 532 U.S. 483 (2001), that the federal government has the right to regulate and criminalize cannabis, even for medical purposes. The illegality of cannabis under federal law preempts state laws that legalize its use. Therefore, strict enforcement of federal law regarding cannabis would likely adversely affect our revenues and results of operations.

Other laws that directly impact the cannabis growers that are end users of certain of our products include:

- Businesses trafficking in cannabis may not take tax deductions for costs beyond costs of goods sold under Code Section 280E. There is no way to predict how the federal government may treat cannabis business from a taxation standpoint in the future and no assurance can be given to what extent Code Section 280E, or other tax-related laws and regulations, may be applied to cannabis businesses in the future.
- Because the manufacturing (cultivation), sale, possession and use of cannabis is illegal under federal law, cannabis businesses may have restricted intellectual property and proprietary rights, particularly with respect to obtaining and enforcing patents and trademarks. In addition, cannabis businesses may face court action by third parties under the Racketeer Influenced and Corrupt Organizations Act ("**RICO**"). Intellectual property and proprietary rights could be impaired as a result of cannabis business, and cannabis businesses could be named as a defendant in an action asserting a RICO violation.
- Federal bankruptcy courts cannot provide relief for parties who engage in cannabis or cannabis businesses. Recent bankruptcy rulings have denied bankruptcies for cannabis dispensaries upon the justification that businesses cannot violate federal law and then claim the benefits of federal bankruptcy for the same activity and upon the justification that courts cannot ask a bankruptcy trustee to take possession of, and distribute cannabis assets as such action would violate the CSA. Therefore, cannabis businesses may not be able to seek the protection of the bankruptcy courts and this could materially affect their financial performance and/or their ability to obtain or maintain credit.
- Since cannabis is illegal under federal law, there is a strong argument that banks cannot accept for deposit any funds from businesses involved in the cannabis industry. Consequently, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Any such inability to open or maintain bank accounts may make it difficult for cannabis businesses to operate. Under the Bank Secrecy Act ("**BSA**"), banks must report to the federal government any suspected illegal activity, which includes any transaction associated with a cannabis business. These reports must be filed even though the business is operating legitimately under state law.
- Insurance that is otherwise readily available, such as general liability and directors and officer's insurance, may be more difficult to find, and more expensive.

The former administration, or any new administration or attorney general, could change federal enforcement policy or execution and decide to enforce the federal cannabis laws more strongly. On January 4, 2018, former U.S. Attorney General Jeff Sessions issued a memorandum rescinding previous guidance (directing U.S. Department of Justice and the U.S. Attorneys' offices to focus their cannabis enforcement efforts under federal law only in identified priority areas, such as sale to minors, criminal enterprises, and interstate sales). Under the Sessions memorandum, local U.S. Attorneys' offices retain discretion regarding the prosecution of cannabis activity authorized under state laws and

regulations. While former U.S. Attorney General William Barr expressed support for the National Organization to Reform Marijuana Laws ("**NORML**") during his Senate testimony on April 10, 2019, further change in the federal approach towards enforcement could negatively affect the industry, potentially ending it entirely. Any such change in the federal government's enforcement of current federal laws could cause significant financial damage to us. The legal uncertainty and possible future changes in law could negatively affect our growth, revenues, results of operations and success generally.

Federal authorities may decide to change their current posture and begin to enforce current federal cannabis law and, if they decide to ignore the principles in the Cole Memorandum issued in 2013 (the "**Cole Memorandum**") and begin to aggressively enforce such laws, it is possible that they could allege that we violated federal laws by selling products used in the cannabis industry. As a result, active enforcement of the current federal regulatory position on cannabis may thus directly or indirectly adversely affect our revenues and profits.

Violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on our business, including our reputation and ability to conduct business, the listing of our securities on any stock exchanges, the settlement of trades of our securities, our ability to obtain banking services, our financial position, operating results, profitability or liquidity or the market price of our publicly traded shares. In addition, it is difficult for us to estimate the time or resources that would be needed for the investigation of any such matters or their final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

Successful litigation by non-cannabis states affected by cannabis legalization could have significant adverse effects on our business.

Due to variations in state law among states sharing borders, certain states which have not approved any legal sale of cannabis may seek to overturn laws legalizing cannabis use in neighboring states. For example, in December 2014, the attorney general of each of Nebraska and Oklahoma filed a complaint with the U.S. Supreme Court against the state of Colorado arguing that the Supremacy Clause (Article VI of the U.S. Constitution) prohibits Colorado from passing laws that conflict with federal anti-drug laws and that Colorado's laws are increasing cannabis trafficking in neighboring states that maintain cannabis bans, thereby putting pressure on such neighboring states' criminal justice systems. In March 2016, the U.S. Supreme Court, voting 6-2, declined to hear this case, but there is no assurance that it will do so in the future. Additionally, nothing prevents states' attorneys general from using the same or similar cause of action for a lawsuit in a lower federal or other court.

Previously, the U.S. Supreme Court has held that drug prohibition is a valid exercise of federal authority under the commerce clause; however, it has also held that an individual state itself is not required to adopt or enforce federal laws with which it disagrees. If the U.S. Supreme Court rules that a legal cannabis state's legislation is unconstitutional, that could result in legal action against other states with laws legalizing medical and/or recreational cannabis use. Successful prosecution of such legal actions by non-cannabis states could have significant adverse effects on our business.

There are risks related to the cannabis industry to which we may become subject.

We are subject to, and possibly adversely affected by, the following risks:

- The cannabis industry is extremely speculative and its legality is uncertain, making it subject to inherent risk;
- Use of cannabis that is not in compliance with the CSA is illegal under U.S. federal law, and therefore, strict enforcement of U.S. federal laws regarding the use, cultivation, manufacturing, processing, transportation, distribution, storage and/or sale of cannabis would likely result in our inability to execute a business plan in the cannabis industry;
- Changes in the current policies of the Biden Administration and the U.S. Department of Justice resulting in heightened enforcement of U.S. federal cannabis laws may negatively impact our ability to pursue our prospective business operations and/or generate revenues;
- U.S. federal courts may refuse to recognize the enforceability of contracts pertaining to any business

operations that are deemed illegal under U.S. federal law and, as a result, cannabis-related contracts could prove unenforceable in such courts;

- Consumer complaints and negative publicity regarding cannabis related products and services could lead to political pressure on states to implement new laws and regulations that are adverse to the cannabis industry, to not modify existing, restrictive laws and regulations or to reverse current favorable laws and regulations relating to cannabis;
- Assets leased to cannabis businesses may be forfeited to the U.S. federal government in connection with government enforcement actions under U.S. federal law;
- U.S. Food and Drug Administration regulation of cannabis and the possible registration of facilities where cannabis is grown could negatively affect the cannabis industry, which could directly affect our financial condition;
- Due to our involvement in the regulated cannabis industry, we may have a difficult time obtaining the various insurance policies that are needed to operate our business, which may expose us to additional risks and financial liabilities;
- The cannabis industry may face significant opposition from other industries that perceive cannabis products and services as competitive with their own, including but not limited to the pharmaceutical industry, adult beverage industry and tobacco industry, all of which have powerful lobbying and financial resources;
- Many national and regional banks have been resistant to doing business with cannabis companies because of the uncertainties presented by federal law and, as a result, we may have difficulty accessing the service of banks, which may inhibit our ability to open bank accounts or otherwise utilize traditional banking services;
- Due to our proposed involvement in the regulated cannabis industry, we may have a difficult time obtaining financing in connection with our initial business combination or thereafter;
- Laws and regulations affecting the regulated cannabis industry are varied, broad in scope and subject to evolving interpretations, and may restrict the use of the properties we acquire or require certain additional regulatory approvals, which could materially adversely affect our operations;
- National securities exchanges may not list companies engaged in the cannabis industry; and
- Risks similar to those discussed above based on regulations of other jurisdictions in which a prospective target may operate or be organized in.

Any of the foregoing could have an adverse impact on our operations following a business combination.

There is uncertainty in pricing and demand for cannabis-based products.

The anticipated pricing of cannabis products may differ substantially from current levels given changes in the competitive and regulatory landscape. The potential target company's business model may be susceptible to erosion of profitability should cannabis and cannabis-related products experience secular pricing changes. Potential sources of pricing changes include over-production, regulatory action, increased competition or the emergence of new competitors. Additionally, even if pricing of the broader cannabis and cannabis-related product market is sustained, there is no guarantee that a potential target cannabis company will be successful in creating and maintaining consumer demand and estimated pricing levels. To do this, the potential target company may be dependent upon, among other things, continually producing desirable and effective cannabis and cannabis-related products and the continued growth in the aggregate number of cannabis consumers. Campaigns designed to enhance the potential target company's brand and attract consumers, subject to restrictions imposed by law, can be expensive and may not result in increased sales. If the potential target company is unable to attract new consumers, it may not be able to increase its sales.

Certain events or developments in the cannabis industry more generally may impact our reputation.

Damage to our reputation can result from the actual or perceived occurrence of any number of events, including any negative publicity, whether true or not. If we acquire a target business in the cannabis industry, because cannabis has been commonly associated with various other narcotics, violence and criminal activities, there is a risk that our business might attract negative publicity. There is also a risk that the actions of other companies, service providers and customers in the cannabis industry may negatively affect the reputation of the industry as a whole and thereby negatively impact our reputation. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share negative opinions and views in regards to our activities and the cannabis industry in general, whether true or not.

We do not ultimately have direct control over how we or the cannabis industry is perceived by others. Reputational issues may result in decreased investor confidence, increased challenges in developing and maintaining community relations and present an impediment to our overall ability to advance our business strategy and realize our growth prospects.

Many cannabis businesses are subject to significant environmental regulations and risks.

Participants in the cannabis industry are subject to various environmental regulations in the jurisdictions in which they operate. These regulations may mandate, among other things, the maintenance of air and water quality standards and land reclamation. These regulations may also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect a potential target business.

A drop in the retail price of cannabis products may negatively impact our business.

The fluctuations in economic and market conditions that impact the prices of commercially grown cannabis, such as increases in the supply of cannabis and decreases in demand for cannabis, could have a negative impact on our clients that are cannabis producers, and therefore could negatively impact our business

The legality of cannabis uses could be reversed in one or more states.

The voters or legislatures of states in which various marijuana uses have been legalized could potentially repeal applicable laws which permit the operation of both medical and retail marijuana and cannabis related businesses. These actions might force us to cease aspects of our operations in one or more states entirely.

Changes in consumer preferences and acceptance of cannabis, or any negative trends, will adversely affect our business.

Our business is substantially dependent on market acceptance of cannabis. Market perception of cannabis can be significantly influenced by a number of social, political and economic factors that are beyond our control, including scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding such products and treatments. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the market for any of our current or future cannabinoid-based therapies. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products, as well as our business, results of operations, financial condition and cash flows.

We also believe that large, well-funded pharmaceutical and other related businesses and industries may have economic reasons to oppose cannabinoid-based therapies. The pharmaceutical industry is well-funded with a strong and experienced lobby presence at both the federal and state levels, as well as internationally, that surpasses financial resources of the current group of medical cannabis research and development companies. Any effort by the pharmaceutical lobby to halt or delay cannabinoid-based medical products and therapies could have a detrimental impact on our business.

The Federal Government's attitude toward cannabis could materially harm our business.

Changes to the Federal Government's administration and the manner in which the federal government regulates cannabis, including how it intends to enforce laws prohibiting medical marijuana and recreational cannabis use, could materially negatively affect our business.

If recreational or medical-use consumers elect to produce cannabis for their own purposes, it could reduce the addressable market for a potential target cannabis company's products.

Cannabis regulations may permit the end user to produce cannabis for their own purposes. It is possible that the ability of an end user to produce cannabis for their own purposes could significantly reduce the addressable market for a potential target cannabis company's products and could materially and adversely affect the business, financial condition and results of operations of a potential target cannabis company.

An initial surge in demand for cannabis may result in supply shortages in the short term, while in the longer term, supply of cannabis could exceed demand, which may cause a fluctuation in revenue.

Changes in the legal status of cannabis may result in an initial surge in demand. As a result of such initial surge, cannabis companies operating under such changed legal regime may not be able to produce enough cannabis to meet demand of the adult-use recreational and medical markets, as applicable. This may result in lower than expected sales and revenues and increased competition for sales and sources of supply.

However, in the future, cannabis producers may produce more cannabis than is needed to satisfy the collective demand of the adult-use recreational and medical markets, as applicable, and they may be unable to export that oversupply into other markets where cannabis use is fully legal under all applicable jurisdictional laws. As a result, the available supply of cannabis could exceed demand, resulting in a significant decline in the market price for cannabis. If such supply or price fluctuations were to occur, companies operating in the cannabis industry may see revenue and profitability fluctuate materially and their business, financial condition, results of operations and prospects may be adversely affected.

Competition from synthetic products may adversely affect the business, financial condition or results of operations of a potential target cannabis company.

The pharmaceutical industry may attempt to dominate the cannabis industry, and in particular, legal cannabis, through the development and distribution of synthetic products which emulate the effects of cannabis. If they are successful, the widespread popularity of such synthetic products could change the demand, volume and profitability of the cannabis industry. This could adversely affect the ability of a potential target cannabis company to secure long-term profitability and success through the sustainable and profitable operation of the anticipated businesses and investment targets, and could have a material adverse effect on a potential target cannabis company's business, financial condition or results of operations.

The cannabis industry is subject to transportation disruptions, including those related to an agricultural product.

As a business revolving mainly around the growth of an agricultural product, the ability to obtain speedy, cost-effective and efficient transport services will be essential to the prolonged operations of a potential target cannabis company's business. Should such transportation become unavailable for prolonged periods of time, it could have a material adverse effect on the potential target company's business, financial condition and results of operations. Due to the nature of a potential target cannabis company's products, security of the product during transportation to and from its facilities may be important. A breach of security during transport or delivery could have a material adverse effect on a potential target company's business, financial condition and results of operations. Any breach of the security measures during transport or delivery, including any failure to comply with recommendations or requirements of regulatory authorities, could also have an impact on the potential target company's ability to continue operating under its license or the prospect of renewing its licenses.

To the extent we acquire cannabis businesses or assets, there may be a lack of access to U.S. bankruptcy protections.

Because cannabis is illegal under U.S. federal law, many courts have denied cannabis businesses bankruptcy protections, thus making it very difficult for lenders to recoup their investments in the cannabis industry in the event of a bankruptcy. If a company we acquire as part of a qualifying transaction were to experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available, which could have a material adverse effect on the financial condition and prospects of such business and on the rights of its lenders and security holders.

Any of the foregoing could have an adverse impact on our operations following a business combination. However, our efforts in identifying prospective target businesses are not restricted to the cannabis industry. Accordingly, if we acquire a target business in another industry, these risks will likely not affect us and we will be subject to other risks attendant with the specific industry in which we operate or target business which we acquire, none of which can be presently ascertained.

Our success may be dependent on additional states legalizing recreational and/or medical cannabis use.

Continued development of the recreational and medical cannabis markets is dependent upon continued legislative authorization of cannabis at the state level for recreational and/or medical purposes. Any number of factors could slow or halt the progress. Furthermore, progress, while encouraging, is not assured, and the process normally encounters setbacks before achieving success. While there may be ample public support for legislative proposals, key support must be created in the relevant legislative committee or a bill may never advance to a vote. Numerous factors impact the legislative process. Any one of these factors could slow or halt the progress and adoption of cannabis for recreational and/or medical purposes, which would limit the overall available market for our products and services, which could adversely impact our business, revenue and earnings.

High tax rates on cannabis and compliance costs in many states may limit our customer base.

Many states impose excise tax on products sold at licensed cannabis dispensaries. Local jurisdictions typically impose additional taxes on cannabis products. In addition, our supply chain incurs significant costs complying with state and local laws and regulations. As a result, our products, which are sold through licensed dispensaries will likely cost more than similar products sold by unlicensed vendors and we may lose market share to those vendors.

New regulations caused licensing shortages and future regulations may create other limitations that decrease the demand for our products. State level regulations adopted in the future may adversely impact our business. The base of cannabis growers in the U.S. has grown over the past 20 years since the legalization of cannabis for medical uses in states such as California, Colorado, Michigan, Nevada, Oregon and Washington, with a large number of those growers depending on products similar to those we market. The U.S. cannabis market is still in its infancy and early adopter states such as California, Colorado and Washington represent a large portion of historical industry revenues. If the U.S. cannabis cultivation market does not grow as expected, our business, financial condition and results of operations could be adversely impacted.

Cannabis remains illegal under U.S. federal law, with cannabis listed as a Schedule I substance under the CSA. Notwithstanding laws in various states permitting certain cannabis activities, all cannabis activities, including possession, distribution, processing and manufacturing of cannabis and investment in, and financial services or transactions involving proceeds of, or promoting such activities remain illegal under various U.S. federal criminal and civil laws and regulations, including the CSA, as well as laws and regulations of several states that have not legalized some or any cannabis activities to date. Compliance with applicable state laws regarding cannabis activities does not protect us from federal prosecution or other enforcement action, such as seizure or forfeiture remedies, nor does it provide any defense to such prosecution or action. Cannabis activities conducted in or related to conduct in multiple states may potentially face a higher level of scrutiny from federal authorities. Penalties for violating federal drug, conspiracy, aiding, abetting, bank fraud and/or money laundering laws may include prison, fines, and seizure/forfeiture of property used in connection with cannabis activities, including proceeds derived from such activities.

Disruptions to cultivation, manufacturing and distribution of cannabis in multiple states may negatively affect our access to products for sale at dispensaries with which we partner.

Local laws and regulations may require us to purchase products only from licensed vendors and through licensed distributors. To date, a relatively small number of licenses have been issued in a few states to cultivate, manufacture and distribute cannabis products. In addition, our products are currently cultivated and manufactured by third parties. As a result, if an insufficient number of cultivators, manufacturers and distributors are able to obtain licenses our ability to purchase products and bring them to market through authorized and licensed dispensaries may be limited and may impact our sales.

Certain state law requires that all commercial cannabis businesses, including cultivators, dispensaries, delivery services, extractors, concentrate, edible and topical manufacturers, distributors, and testing laboratories hold a state license in order to operate. For example, the Bureau of Cannabis Control (BCC) is the lead agency in regulating commercial cannabis licenses for medical and adult-use cannabis in California, which agency is responsible for licensing retailers, distributors, testing labs, and temporary cannabis events. We currently partner with third party cultivators, delivery services, extractors, manufacturers, distributors and similar businesses to bring our products to market. Where required, these third parties may operate under licenses that have been granted by state regulators, however, no assurance can be given that our current supply chain partners will be successful in keeping such licenses.

In the event any state regulator rescinds or changes the status of their licenses, our operations would be impacted and potentially cease.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2021, 2022 and into the future due to COVID-19, the Company's revenue may be adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one

or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Punit Seth, our Chief Executive Officer and Director, Shovahn Rincon, our Chief Operations Officer and Director, Will Clayton, our Head of Corporate Development and Chris Burggraeve, our Executive Chairman. The loss of Punit Seth, Shovahn Rincon, Will Clayton and Chris Burggraeve, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar

devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We are not authorized to conduct business in New York.

Although our primary business address is in New York, we have not filed an application for authority to conduct business as a foreign corporation with the New York State Department of State. Thus, to the extent we are required to file such application, we may be, or may become, subject to penalties, fees, fines or taxes for any business operations transacted in New York without the required filings. The cost to the Company for such compliance could be substantial and could have a material adverse effect on the Company's results of operations, and, as a result, could impair the value of the Company and the Securities.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Toast is a multi-state brand which aims to be one of the first national cannabis brands. Toast is executing on a strategy to be operating in 10-15 states by 2025 serving an overwhelming majority of the US Population. This is unprecedented growth and not seen by other brands in our industry. Toast partners with licensed partners in each state and has established relationships with multi-state operators to accelerate its growth. In addition, Toast has hemp collaborations that build its brand presence and distribution outside the regulated cannabis channel to drive brand awareness in emerging markets and drive customer acquisition for future Toast markets.

Business Plan

Toast Holdings, Inc. (the "Company") is a Delaware corporation registered on October 28, 2015. The company is a holding of subsidiary companies that produce branded packaging and hemp products under the "Toast" brand. The company holds either the totality or a controlling majority of shares in six subsidiaries that all currently operate within the United States. The company has operated completely remote to-date, and it began operations in 2015.

The company's branded packaging business operates under a brand licensing model on a state-by-state basis. Branded packaging is sold Wholesale to licensees (aka "Co-packers" or "Partners") that pay the company a pre-determined brand licensing fee upon the production or sale of a branded finished good by the licensee depending on the specific licensee agreement. The licensees are responsible for manufacturing and distributing all branded finished goods, and these processes are carried out in accordance with the company's standards of production (SOP's) and brand intellectual property (IP) requirements as defined by the brand license agreements.

The company's hemp business consists of the production and sale of branded products in the legal hemp industry. All hemp products are produced by third party manufacturers and undergo strict lab testing and quality assurance procedures designed to ensure product safety and compliance with applicable federal and state regulations. These branded products are then sold Wholesale (B2B) by the company to traditional (retail) stores and resellers (including sales distributors) and Direct-to-Consumer (D2C) via the company's eCommerce platform.

The Company's Products and/or Services

Product / Service	Description	Current Market
Toast Packaging	Our branded packaging is sold wholesale to various operators in states and is available in a variety of formats including stock and custom components.	Colorado, Michigan, Oklahoma, and Massachusetts
Toast Full Spectrum Hemp Oil	Our Full Spectrum Hemp Oil Tinctures have Organic Virgin Fractionated Coconut Oil, and are USDA Organic, Gluten Free, and Vegan. These tinctures come in 5 signature flavors (Original, Cold Pressed Orange, Cold Pressed Lemon, Cinnamon, and Spiked Pumpkin) in 3 different strengths (250mg 'Everyday', 500mg 'Extra Strength', 1000mg 'Max Strength').	Nationwide in the US
Toast Pet (Woef and Miau)	Full spectrum hemp oils specifically formulated for cats and dogs by veterinarians using friend of the sea oils (Wild Alaskan Salmon and Wild Anchovy). These vegan, vet friendly,	Nationwide in the US

	oils are great for thunderstorms, fireworks, and general pain management and recovery.	
Toast Emerald	Our premium Full-Spectrum Hemp pre-roll, a.k.a the Slice, delivers the uncompromised, unadulterated effects of the plant. Our pre-rolls are expertly packed with full flower hemp, responsibly grown in the US. With 100mg of CBD per Slice plus CBG, CBC, and other cannabinoids, experience the whole plant as nature intended.	Nationwide in the US
Toast Chocolate Supplement	A collaboration with Fine & Raw, a renown artisanal Brooklyn-based chocolatier. Fine & Raw's hand-made chocolate 'chunks' are infused with Toast Full Spectrum Hemp Oil for an amazing organic, gluten free, vegan, chocolate that comes in 2 strengths (20mg and 100mg).	Nationwide in the US
Georgia Louise by Toast	Georgia Louise for Toast is a world-class skincare collaboration like no other. Your Grace is a masterfully formulated, dual-acting renewal serum—infused with CBD, CBG, and over 20 proven ingredients to radically revitalize your skin. This lightweight serum oil gently renews and deeply hydrates to reveal your most brilliant complexion.	Nationwide in the US

Competition

Although the Company is non-plant touching, the industry is growing and has many players and new entrants. There are very few breakaway brands like Toast which have become a Multi-State brand on a path to quickly become a national brand. Our investment deck has a clear 2X2 which highlights the handful of brands that we don't believe directly compete with us are brands that we watch and monitor. We have a number of competitive advantages including our team which has 60+ years of experience and successful track record in CPG. We also have established distribution nationwide across markets. Our unique brand position has attracted some of the most coveted influencer, brand, retail & distro partnerships (e.g, TILT Holdings). While this is an intangible, it is not something that can be easily replicated. Innovation is part of our DNA.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Regardless of the business segment or sales channel, Toast's customers include adults spanning all demographics. A common thread amongst many of our core B2B and D2C customers are that they're typically interested in both the wellness and recreational qualities of 'the plant', and value quality products and ingredients delivered in a beautiful,

user-friendly, form factor. In our packaging business, we generally have one customer in each market in which we operate who is our co-packer. Our co-packer uses Toast Packaging to make finished goods which are then sold to retailers. In our Hemp business, we sell our branded finished Toast products to a wide range of businesses and end-users via our wholesale (B2B) and eCommerce (D2C) channels. Our B2B customers include regional and national distributors, traditional brick and mortar, hospitality (incl. nightlife), restaurants, grocery, convenience, health and wellness (incl. spas and massage parlors), and many more. Our D2C customers include a wide range of adults across the US spanning all ages and demographics.

Supply Chain

Our team works with our packaging vendors domestically and overseas to design and develop Toast Packaging. Packaging is stored and fulfilled from one of our warehouses including our third party logistics (3PL) partner located in Ft. Lauderdale, Florida.

Our hemp oils are certified USDA Organic and formulated in Durango, CO. Our hemp flower is sourced from a variety of state compliant farmers nationwide. Our hemp oil is sometimes provided to brand partners to develop a new product like our chocolate supplements. All manufacturing of finished goods occurs with our co-packer or one of our brand partners. While Toast does not manufacture, Toast leads product development for our hemp products. All finished goods are stored and fulfilled out of our third party logistics (3PL) partner in Ft. Lauderdale, Florida.

Intellectual Property

Trademark	Application Number	Registration Number	Filed Date	Registration Date	Jurisdiction
THE CHAMPAGNE OF CANNABIS*	02003881	02003881	2020-03-16	2020-03-16	California
BUTTERFLY (stylized/design 2)**	304152	304152	2018-06-02	2018-06-02	California
TOAST logo* - (restricted use)	303620	303620	2018-07-24	2018-07-24	California
SLICES	1,817,310	1,040,971	2017-01-09	2019-07-12	Canada
TOAST	1,817,309	1,040,985	2017-01-09	2019-07-12	Canada
BUTTERFLY (stylized/design)	1,817,308	1,040,986	2017-01-09	2019-07-12	Canada
D.COSMO	1,946,366		2019-02-14		Canada
COSMO	1,946,365		2019-02-14		Canada
TOAST	2,004,750		2020-01-06		Canada
TOAST*	20181887594	20181887594	2018-11-12	2018-11-12	Colorado

TOAST*	20181887607	20181887607	2018-11-12	2018-11-12	Colorado
THE CHAMPAGNE OF CANNABIS*	20181921744	20181921744	2018-11-26	2018-11-26	Colorado
TOAST*	20201021501	20201021501	2020-01-08	2020-01-08	Colorado
TOAST	0039465558	0039465558	2020-01-13	2020-01-13	Connecticut
TOAST	18104939	18104939	2019-08-07	2020-01-11	European Union
TOAST	T-30015	T-30015	2020-02-04	2020-02-04	Georgia (US)
TOAST	113828	113828	2020-01-14	2020-01-14	Illinois
TOAST*	E0045252019-7	E0045252019-7	2019-01-30	2019-01-30	Nevada
TOAST	7002081	7002081	2020-01-13	2020-01-13	Pennsylvania
TOAST	3435802	3435802	2019-10-11	2020-01-10	United Kingdom
TOAST	UK00918104939	UK00918104939	2019-08-07	2020-01-11	United Kingdom
BUTTER BY TOAST and Design	UK00003614920	UK00003614920	2021-03-23	2021-08-06	United Kingdom
BUTTERFLY (stylized/design)	87/118,390	5,424,219	2016-07-27	2018-03-13	United States of America
TOAST	87/118,400	5,424,220	2016-07-27	2018-03-13	United States of America
SLICES	87/133,461	5,424,243	2016-08-10	2018-03-13	United States of America
TOAST logo & design	87/473,424	5,500,698	2017-06-02	2018-06-26	United States of America
TOAST	88/369,290	6,098,806	2019-04-03	2020-07-14	United States of America
BUTTERFLY (stylized/design)	88/369,352	6,056,405	2019-04-03	2020-05-19	United States of America

TOAST	88/417,134		2019-05-06		United States of America
SLICE	88/417,278		2019-05-06		United States of America
TOAST	88/515,148	6,436,762	2019-07-15	2021-08-03	United States of America
BUTTERFLY (stylized/design)	88/515,192	5,967,080	2019-07-15	2020-01-21	United States of America
BUTTER BY TOAST and Design	90/236,287		2020-10-05		United States of America
TOAST	303617	303617	07/24/2018	07/24/2018	California
BUTTERFLY logo	303622	303622	08/07/2018	08/07/2018	California

*We Toast IP, LLC is the owner of the registration

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors & Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Punit Seth	Co-founder, Chief Executive Officer, and Board Director	Chief Executive Officer of Toast, 2015-Present	Clemson University, Bachelor of Science in Computer Information Systems (2005); New York University, MBA (2010)
Chris Burggraeve	Co-Founder and Executive Chairman	Executive Chairman and Co-Founder of Toast, 2016-Present; Founder and CEO of Vicomte, LLC, 2013-Present	KU Leuven, MS in Economics and International Business (1986); Centre Europeen universitaire, MS in European Economics (1988); RIUM (NYU, LSE, HEC), EMBA (2005)
Shovahn Rincón	COO, Co-Founder and Board Director	COO of Toast, 2017-Present	Northwestern University, Bachelor of Science in Computer Science (2003)

Biographical Information

Punit Seth is a seasoned strategy and operations management executive with 15+ years of experience and specializations in program management, strategic planning, operations management, executive communication, human resources management, and turnaround/ transformation management. Punit has worked for and advised notable organizations across several industries including: Bridgewater Associates, Accenture, Bank of America, Walgreens, US Department of Commerce, NYC Government, Bristol-Myers Squibb, Merck, American Express, and more. Punit decided to leave his successful corporate career in 2015 and focus on starting Toast. Punit is a native of Charleston, SC and received his Bachelor of Science in Computer Information Systems and graduated Summa Cum Laude with General Honors from Clemson University. He also received his MBA from the Leonard N. Stern School of Business at New York University.

With 30+ years of experience, Chris Burggraeve is a multiple award winning, world class marketing operator and thought leader turned entrepreneur, advisor/investor/board member, and academic/author/speaker. Always testing new frontiers as the best place to keep learning, Chris was among the first senior CPG leaders to play an active role in the controversial global cannabis business. Chris' corporate marketing career spanned 23 years working for P&G, The Coca-Cola Company, and AB InBev, where he was Global CMO (07-12). Chris was an operating advisor in a leading Belgian family fund and is an LP in 3 VCs (1 in EU, 2 in US). Noteworthy exits to date include Sir Kensington's, sold to Unilever (4/17), and FlashStock, sold to Shutterstock (7/17). Chris also sits on the board of Virgin SPAC with Richard Branson. End 2012 he joined NYU Stern and the Trium Global MBA Academic Board as adjunct faculty. Chris will also likely become the first CMO in space (with Virgin Galactic).

Shovahn Rincón is a former management consulting executive with 15+ years of experience in Portfolio Management, Business Development, Technology Strategy, Operations and Delivery. She has advised and worked alongside Senior Executives in both the commercial and non-profit sectors across 5 continents. Shovahn specializes in building global teams to tackle large-scale organizational transformation, including post M&A integration, back office outsourcing, and new business launches. For example, she played key roles in introducing clinical services to Walgreens stores, integrating T-Mobile and MetroPCS services post merger, and architecting the outsourcing solution for back office functions at Best Buy. Clients include Facebook, T-Mobile, Walgreens, Best Buy, Cardinal Health, Bristol Myers Squibb, Greenpeace and The Red Cross, among many others. Shovahn graduated summa cum laude from Northwestern University with a Bachelor of Science in Computer Science.

Other Key Persons

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Will Clayton	Director, Corporate Development	Toast: Strategy Manager (2018-2020) and Director, Corporate Development (2020-Present)	Towson University Bachelor in Science in Business and Finance (2010)
Jeff Kennedy	Director of Sales	Toast: Sales Manager (2017-2023)	Colby University (attended)

Biographical Information

Will Clayton has 10+ years of experience primarily in front office finance where he's worked in the public and private equity markets on both the sell-side and buy-side doing in-depth financial analysis, market research, investment due diligence, fundraising, strategic planning, and business development. Will's experience prior to Toast includes public equity investing in the Global TMT space at Addend Capital (Equity Long/Short fund), and Private Equity investing at Digital Bridge, a leader in Global Communications Infrastructure. Will also has experience in Equity Research at Susquehanna International Group (SIG) covering US Software, Macquarie Group covering US & LatAm Telecom Services and Infrastructure, and Bloomberg LP covering European equities. Will also co-founded an eCommerce company as the CFO and co-founded a sector focused public equity strategy at Digital Bridge. Will graduated from Towson University with a Bachelor of Science in Business with a Finance Concentration.

Jeff Kennedy has over 30 years experience as a chef, manager, sales consultant and business owner. Moving to Aspen in 1983, Jeff worked with Gwynn Gordon at Gwyn's High Alpine, one of the countries earliest high altitude fine dining restaurants, on Snowmass Mt. Jeff later became the Sous Chef at the 5 diamond Little Nell Hotel at the base of Aspen Mt, under Executive Chef and James Beard award winner George Mahaffy. Jeff and Gwynn would later open a second reservation only restaurant for the Aspen Ski Co on Aspen Mt. From 1999- 2009 Jeff owned and operated a general aviation catering company, Jet Stream Seasoning, which serviced the Aspen and Vail private airports, and was the primary caterer for Net Jets Aviation in the CO Central mountains. From 2013-2016, Jeff was the general manager of Green Dragon, a cannabis company in Glenwood Springs and Aspen, and helped facilitate the sale of the company for 36 million in property, licenses and assets. Jeff ran his own cannabis consulting company, A Greener World, until he joined Toast in 2017. Jeff attended Colby College in Waterville ME, and studied East Asian Studies. He also studied Mandarin and taught English at Taiwan Teachers College in Taipei Taiwan.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 62,745,205 shares of common stock, par value $0.005 per share (the "**Common Stock**"), 8,859,000 shares of Series A Preferred stock, par value $0.005 (the "**Series A Preferred Stock**") and 12,086,205 shares of Series A-1 Preferred stock, par value $0.005 (the "**Series A-1 Preferred Stock**", together with the Series A Preferred Stock, the "**Preferred Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	16,736,011
Par Value Per Share	$0.005
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	37.41%

Type	Series A Preferred Stock
Amount Outstanding	8,438,938
Par Value Per Share	$0.005
Voting Rights	Series A Shares will be entitled to one (1) vote and the Series A Shares will vote as one class with such vote being based on the votes of a majority of the shares of Series A Shares.
Anti-Dilution Rights	In the event the Company shall at a certain time after a certain closing date of Preferred Stock issue certain additional share of common stock, without consideration or for a consideration per share less than the certain applicable conversion price for a series of Preferred Stock in effect immediately prior to such issue, then the certain conversion price shall be reduced, concurrently with such issue, to a price (calculated to the one-hundredth of a cent) determined in accordance with the following formula: $CP2 = CP1 \times (A+B) / (A + C)$ For purposes of the foregoing formula, the following definitions shall apply: "CP2" is the certain conversion price in effect immediately after such issue of certain additional shares of common stock. "CP1" is the certain conversion price in effect immediately prior to such issue of certain additional shares of common stock.

	"A" is the number of shares of common stock outstanding and deemed outstanding immediately prior to such issue of certain additional shares of common stock (treating for this purpose as outstanding all shares of common stock issuable upon exercise of options or conversion or exchange of convertible securities (including the Preferred Stock) outstanding immediately prior to such issue). "B" is the number of shares of common stock that would have been issued if such certain additional shares of common stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Company in respect of such issue by CP1).
Other Rights	Preemptive Rights. If the Company proposes to issue or sell any Shares or other Equity Securities (other than Series A Shares), the Shareholders, including the Series A Shareholders, shall have the right to purchase, upon the same terms as are proposed, all or a portion of that number and class of additional Shares or other Equity Securities proposed to be issued by the Company to such Person equal to the product of (i) the number of Shares that the Company proposes to issue to such Person and (ii) a fraction, the numerator of which is the number of Shares held by each Shareholder immediately prior to that issuance, and the denominator of which is the total number of Shares then issued and outstanding. The Company shall give notice (the "Preemptive Rights Offering Notice") to the Shareholders setting forth the time, which shall not be fewer than twenty (20) Business Days (the "Preemptive Rights Notice Period"), after which, and the terms and conditions upon which, the Person to whom the proposed issuance is to be made may purchase the remaining Shares or other Equity Securities. Within ten (10) Business Days after the giving of the Preemptive Rights Offering Notice, if any Shareholder wishes to purchase any such Shares or other Equity Securities, it shall give irrevocable notice of its decision to exercise the option under this Section. If all the Shares or other Equity Securities referred to in the Preemptive Rights Offering Notice are not elected to be purchased by the Shareholders, the Company, at its option, may elect to sell, without such sale constituting a new or separate issuance, any remaining Shares or other Equity Securities to the person(s) or entity(ies) that is purchasing the Shares in connection with the transaction that caused the Preemptive Rights Offering Notice. The consideration paid for and the other terms upon which the Shares or other Equity Securities are sold shall not be more favorable to the prospective purchaser(s) than those specified in the Preemptive Rights Offering Notice. Notwithstanding the foregoing, the Preemptive Rights provided for in this Section 4.2 and/or the Preemptive Rights Notice Period may be waived by the Shareholders owning a majority of Shares. For the sake of clarity, nothing in this Section 4.2 shall be deemed to give any Shareholder any

preemptive rights relating to any issuance of Equity Securities and/or options to purchase Equity Securities to employees, consultants, vendors, and/or advisors pursuant to any option plan or securities award/grant approved by the Company's Board of Directors and/or any issuance of Equity Securities issued in connection with any merger or acquisition by the Company.

Company Right of First Refusal. Before any Purchaser may sell or otherwise transfer (whether voluntary, involuntary, by assignment, pledge, mortgage, encumbrance or other disposition) (a "Stockholder Transfer"), other than as set forth in this Agreement, any Securities, the Company shall have the right of first refusal (the "Right of First Refusal") to purchase all or any portion of such Securities on the terms and conditions set forth in this Section . (a) Notice of Proposed Sale or Transfer. Each Purchaser proposing to make a Stockholder Transfer (a "Selling Stockholder") shall promptly deliver a written notice to the Company (the "Notice") stating: (i) the Selling Stockholder's bona fide intention to sell or otherwise transfer such Securities; (ii) the name of each proposed purchaser or other transferee (the "Proposed Transferee"); and (iii) the number and type of Securities to be transferred to each Proposed Transferee. The Notice shall also include a copy of the written offer of the Proposed Transferee, which shall specify (i) the aggregate amount of consideration (the "Offered Price") for which the Proposed Transferee proposed to buy the Securities in the proposed sale, and (ii) all other material terms of such proposed sale, including without limitation the proposed date when such sale shall be consummated. The Selling Stockholder shall offer the Securities at the Offered Price and upon the same terms (or terms as similar as reasonably possible) to the Company. If all or part of the consideration proposed to be paid for the Securities is in property, services or other non-cash consideration, the fair market value of the consideration shall be determined in good faith by the Company's Board of Directors and as set forth in the Notice. If the Company cannot for any reason pay for the Securities in the same form of non-cash consideration, the Company may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Notice.

(b) Exercise of Right of First Refusal. At any time within thirty (30) days after receipt of the Notice (the "Right of First Refusal Period"), the Company shall have the right to submit, prior to the end of such period, notice of its irrevocable commitment to exercise its Right of First Refusal and such notice shall include the number of Securities the Company intends to purchase. Upon expiration or exercise of the Right of First Refusal, the Company will provide notice to the Selling Stockholder as to whether or not the Right of First Refusal has been or will be exercised by the Company. Payment of the

Offered Price by the Company shall be made, at the option of the Company, in cash (by check or wire transfer of immediately available funds), by cancellation of all or a portion of any outstanding indebtedness, or by any combination thereof within ten (10) business days after the expiration of the Right of First Refusal Period.

Tag-Along Rights. (a) If at any time any Shareholder(s) of the Company desire(s) to voluntarily sell Shares in the Company that in the aggregate equals more than 50% of the total issued and outstanding shares in the Company at such time (the "Tag-Along Shares"), such Shareholder(s) shall deliver to all Shareholders a written notice (the "Tag-Along Notice") specifying all of the material terms of the proposed sale, including the purchase price for which the selling Shareholder(s) propose(s) to sell the Tag-Along Shares, the identity of the proposed purchaser of the Tag-Along Shares (the "Tag-Along Purchaser"), and any copies of any agreement or documents to be executed or delivered in connection with the proposed sale, if available at that time.

(b) If any Shareholder exercises its right hereunder, he/she/it shall have the right to include that number (but not less than that number) of Shares as is equal to the total number of Tag-Along Shares to be purchased by the Tag-Along Purchaser multiplied by a fraction, the numerator of which is the number of Shares such Shareholder owns and the denominator of which is the total number of Shares in the Company then outstanding. A Shareholder shall not agree to sell any Shares to a Tag-Along Purchaser unless the Tag-Along Purchaser is willing to purchase the Shares in the manner provided in this Section. A sale under this Section shall be on the same terms and conditions as is set forth in the Tag-Along Notice.

Drag Along Right. In the event that each of (i) the holders of a majority of the shares of Common Stock, and (ii) the Board of Directors approve a sale of all or substantially all of the Company's assets (a "Sale Event"), then each Purchaser hereby agrees to vote (in person, by proxy or by action by written consent, as applicable) all Shares now or hereafter directly or indirectly owned of record or beneficially by such Purchaser in favor of, and to adopt, such Sale Event and to execute and deliver all related documentation and take such other action in support of the Sale Event as shall reasonably be requested by the Company in order to carry out the terms and provisions of this Section, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related

	documents (a "Drag Along Transaction"). Notwithstanding the foregoing, any Drag Along Transaction shall comply with the following: (i) the proceeds from the Sale Event shall be distributed to all Shareholders pro rata based on their equity ownership percentage in the Company and shall give effect to the Series A Liquidation Preference (defined below); (ii) any indemnification obligations of any Shareholder shall be limited to the proceeds received by such Shareholder from the Drag Along Transaction; (iii) no Series A Shareholder shall be required to sign any non-compete agreement in connection with such Sale Event; and (iv) all of the consideration payable in respect of the Shares shall be in the same form or, if there is a choice of consideration, each Shareholder shall have the same choice.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	In addition, unless otherwise provided in this Agreement and/or any other agreement with the Company, any future sale of our equity securities would dilute the ownership and control of our current shareholders and could be at prices substantially below prices at which our shares currently trade. The Company's inability to raise capital could require it to significantly curtail or terminate its operations.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	18.86%

Type	Series A-1 Preferred Stock
Amount Outstanding	11,016,925
Par Value Per Share	$0.005
Voting Rights	Series A-1 Shares will be entitled to one (1) vote and the Series A-1 Shares will vote together with the Series A Holders as a single class with such vote being based on the votes of a majority of the shares of Preferred Stock.
Anti-Dilution Rights	In the event the Company shall at a certain time after a certain closing date of Preferred Stock issue certain additional share of common stock, without consideration or for a consideration per share less than the certain applicable conversion price for a series of Preferred Stock in effect immediately prior to such issue, then the certain conversion price shall be reduced, concurrently with such issue, to a price (calculated to the one-hundredth of a cent) determined in accordance with the following formula: CP2 = CP1 x (A+B) / (A + C) For purposes of the foregoing formula, the following definitions shall apply: "CP2" is the certain conversion price in effect immediately after such issue of certain additional shares of common stock.

	"CP1" is the certain conversion price in effect immediately prior to such issue of certain additional shares of common stock. "A" is the number of shares of common stock outstanding and deemed outstanding immediately prior to such issue of certain additional shares of common stock (treating for this purpose as outstanding all shares of common stock issuable upon exercise of options or conversion or exchange of convertible securities (including the Preferred Stock) outstanding immediately prior to such issue). "B" is the number of shares of common stock that would have been issued if such certain additional shares of common stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Company in respect of such issue by CP1).
Other Rights	<u>Preemptive Rights</u>. If the Company proposes to issue or sell any Shares or other Equity Securities (other than Series A-1 Shares), the Series A-1 Shareholders shall have the right to purchase, upon the same terms as are proposed, all or a portion of that number and class of additional Shares or other Equity Securities proposed to be issued by the Company to such Person equal to the product of (i) the number of Shares that the Company proposes to issue to such Person and (ii) a fraction, the numerator of which is the number of Shares held by each Shareholder immediately prior to that issuance, and the denominator of which is the total number of Shares then issued and outstanding. The Company shall give notice (the "Preemptive Rights Offering Notice") to the Series A-1 Shareholders setting forth the time, which shall not be fewer than ten (10) days (the "Preemptive Rights Notice Period"), after which, and the terms and conditions upon which, the Person to whom the proposed issuance is to be made may purchase the remaining Shares or other Equity Securities. Within ten (10) days after the giving of the Preemptive Rights Offering Notice, if any Shareholder wishes to purchase any such Shares or other Equity Securities, it shall give irrevocable notice of its decision to exercise the option under this Section. If all the Shares or other Equity Securities referred to in the Preemptive Rights Offering Notice are not elected to be purchased by the Shareholders, the Company, at its option, may elect to sell, without such sale constituting a new or separate issuance, any remaining Shares or other Equity Securities to the person(s) or entity(ies) that is purchasing the Shares in connection with the transaction that caused the Preemptive Rights Offering Notice. <u>Company Right of First Refusal</u>. Before any Purchaser may sell or otherwise transfer (whether voluntary, involuntary, by assignment, pledge, mortgage, encumbrance or other disposition) (a "Stockholder Transfer"), other than as set forth in this Agreement, any

Securities, the Company shall have the right of first refusal (the "Right of First Refusal") to purchase all or any portion of such Securities on the terms and conditions set forth in this Section.

(a) Notice of Proposed Sale or Transfer. Each Purchaser proposing to make a Stockholder Transfer (a "Selling Stockholder") shall promptly deliver a written notice to the Company (the "Notice") stating: (i) the Selling Stockholder's bona fide intention to sell or otherwise transfer such Securities; (ii) the name of each proposed purchaser or other transferee (the "Proposed Transferee"); and iii) the number and type of Securities to be transferred to each Proposed Transferee. The Notice shall also include a copy of the written offer of the Proposed Transferee, which shall specify (i) the aggregate amount of consideration (the "Offered Price") for which the Proposed Transferee proposed to buy the Securities in the proposed sale, and (ii) all other material terms of such proposed sale, including without limitation the proposed date when such sale shall be consummated. The Selling Stockholder shall offer the Securities at the Offered Price and upon the same terms (or terms as similar as reasonably possible) to the Company. If all or part of the consideration proposed to be paid for the Securities is in property, services or other non-cash consideration, the fair market value of the consideration shall be determined in good faith by the Company's Board of Directors and as set forth in the Notice. If the Company cannot for any reason pay for the Securities in the same form of non-cash consideration, the Company may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth
in the Notice.

(b) Exercise of Right of First Refusal. At any time within thirty (30) days after receipt of the Notice (the "Right of First Refusal Period"), the Company shall have the right to submit, prior to the end of such period, notice of its irrevocable commitment to exercise its Right of First Refusal and such notice shall include the number of Securities the Company intends to purchase. Upon expiration or exercise of the Right of First Refusal, the Company will provide notice to the Selling Stockholder as to whether or not the Right of First Refusal has been or will be exercised by the Company. Payment of the Offered Price by the Company shall be made, at the option of the Company, in cash (by check or wire transfer of immediately available funds), by cancellation of all or a portion of any outstanding indebtedness, or by any combination thereof within ten (10) business days after the expiration of the Right of First Refusal Period.

Piggyback Registration Rights. If, at any time after the Closing Date, (a) the Company shall propose to file with the Commission a registration statement under the Securities Act other than on Forms S-4 or S-8 (or any

successor to such forms), the Company shall give notice to each Purchaser and include in such registration statement all or any part of the Securities that such Purchaser requests to be registered; provided, however, that the Company shall not be required to register the resale of any Shares pursuant to this Section that are eligible for resale pursuant to Rule 144 under the Securities Act without any requirement for the Company to maintain current public information and without any limitation on volume or manner of sale, and (b) the Company enters into an agreement with any of its securityholders pursuant to which such securityholders are granted registration rights, then the Purchasers shall be provided piggy-back registration rights substantially similar to those provided to such securityholders or piggy-back registration rights in connection with any demand registration rights provided to such securityholders.

Tag-Along Rights. (a) If at any time any Shareholder(s) of the Company desire(s) to voluntarily sell Shares in the Company that in the aggregate equals more than 50% of the total issued and outstanding shares in the Company at such time (the "Tag-Along Shares"), such Shareholder(s) shall deliver to all Shareholders a written notice (the "Tag-Along Notice") specifying all of the material terms of the proposed sale, including the purchase price for which the selling Shareholder(s) propose(s) to sell the Tag-Along Shares, the identity of the proposed purchaser of the Tag-Along Shares (the "Tag-Along Purchaser"), and any copies of any agreement or documents to be executed or delivered in connection with the proposed sale, if available at that time.

(b) If any Shareholder exercises its right hereunder, he/she/it shall have the right to include that number (but not less than that number) of Shares as is equal to the total number of Tag-Along Shares to be purchased by the Tag-Along Purchaser multiplied by a fraction, the numerator of which is the number of Shares such Shareholder owns and the denominator of which is the total number of Shares in the Company then outstanding. A Shareholder shall not agree to sell any Shares to a Tag-Along Purchaser unless the Tag-Along Purchaser is willing to purchase the Shares in the manner provided in this Section. A sale under this Section shall be on the same terms and conditions as is set forth in the Tag Along Notice.

Drag Along Right. In the event that each of (i) the holders of a majority of the shares of Common Stock, and (ii) the Board of Directors approve a sale of all or substantially all of the Company's assets (a "Sale Event"), then each Purchaser hereby agrees to vote (in person, by proxy or by action by written consent, as applicable) all Shares now or hereafter directly or indirectly owned of record or beneficially by such

	Purchaser in favor of, and to adopt, such Sale Event and to execute and deliver all related documentation and take such other action in support of the Sale Event as shall reasonably be requested by the Company in order to carry out the terms and provisions of this Section, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents (a "Drag Along Transaction"). Notwithstanding the foregoing, any Drag Along Transaction shall comply with the following: (i) the proceeds from the Sale Event shall be distributed to all Shareholders pro rata based on their equity ownership percentage in the Company and shall give effect to the Series A-1 Liquidation Preference (defined below); (ii) any indemnification obligations of any Shareholder shall be limited to the proceeds received by such Shareholder from the Drag Along Transaction; (iii) no Series A-1 Shareholder shall be required to sign any non-compete agreement in connection with such Sale Event; and (iv) all of the consideration payable in respect of the Shares shall be in the same form or, if there is a choice of consideration, each Shareholder shall have the same choice.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Any future sale of our equity securities would dilute the ownership and control of our current shareholders and could be at prices substantially below prices at which our shares currently trade. The Company's inability to raise capital could require it to significantly curtail or terminate its operations.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	24.62%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Common Warrants
Amount Reserved/Amount Outstanding	383,448
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	In Section 2 of the Common Warrant: (b) Acceleration. Notwithstanding anything to the contrary in Section 2(a), in the event that (i) the Company and all or substantially all of its assets are acquired, (ii) the Company prepares to enter into an initial public offering ("IPO") and reasonably believes

such IPO will be consummated, including by closing on a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act, and/or (iii) the Preferred Stock of the Company have converted to Common Stock, (subsection (i) and (ii) being "Acceleration Events"), then upon thirty (30) days written notice from the Company to Holder, the term of this Warrant shall accelerate and the Holder will have thirty (30) days following such notice to exercise this Warrant for all or any part of the Warrant Shares purchasable hereunder (subject to any adjustment as provided herein).

(c) Vesting. The Warrant Shares shall be subject a vesting schedule and shall vest in accordance with such schedule as expressed on Schedule 1 of the Common Warrant. The Warrant Shares shall vest in accordance with such schedule until one hundred percent of the unvested portion of the Warrant Shares become fully vested. Any vested portion of the Warrant Shares shall have all rights contained herein. Any unvested portion of the Warrant Shares shall only have the rights described herein upon their vesting.

In Section 3 of the Common Warrant:

Exercise of Warrant.

(a) Exercise Procedure. This Warrant may be exercised from time to time on any Business Day during the Exercise Period, for all or any part of the unexercised Warrant Shares, upon:

(i) delivery of a Notice of Exercise in the form attached hereto as Exhibit A (each, an "Notice of Exercise"), duly completed (including specifying the number of Warrant Shares to be purchased) and executed;

(ii) payment to the Company of the applicable portion of the Aggregate Exercise Price in accordance with Section 3(b); and

(iii) delivery of this Warrant.

(b) Payment of Exercise Price. Payment of the applicable portion of the Aggregate Exercise Price shall be made, at the option of the Holder as expressed in the Notice of Exercise, by the following methods:

(i) by delivery to the Company of a certified or official bank check payable to the order of the Company or by wire transfer of immediately available funds to an account designated in writing by the Company, in the amount of such applicable portion of the Aggregate Exercise Price;

(ii) by instructing the Company to withhold a number of

	Warrant Shares then issuable upon exercise of this Warrant with an aggregate Fair Market Value as of the Exercise Date equal to such applicable portion of the Aggregate Exercise Price; (iii) by surrendering to the Company (x) Warrant Shares previously acquired by the Holder with an aggregate Fair Market Value as of the Exercise Date equal to such applicable portion of the Aggregate Exercise Price and/or (y) other securities of the Company having a Fair Market Value as of the Exercise Date equal to the applicable portion of the Aggregate Exercise Price; or (iv) any combination of the foregoing. In the event of any withholding of Warrant Shares or surrender of other equity securities pursuant to clause (ii), (iii) or (iv) above where the number of shares whose value is equal to the applicable portion of the Aggregate Exercise Price is not a whole number, the number of shares withheld by or surrendered to the Company shall be rounded up to the nearest whole share.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.86%

Type	Series A Warrants
Amount Reserved/Amount Outstanding	68,965
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	In Section 2 of the Series A Warrant: (b) Acceleration. Notwithstanding anything to the contrary in Section 2(a), in the event that (i) the Company and all or substantially all of its assets are acquired, (ii) the Company prepares to enter into an initial public offering ("IPO") and reasonably believes such IPO will be consummated, including by closing on a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act, and/or (iii) the Preferred Stock of the Company have converted to Common Stock, (subsection (i) and (ii) being "Acceleration Events"), then upon thirty (30) days written notice from the Company to Holder, the term of this Warrant shall accelerate and the Holder will have thirty (30) days following such notice to exercise this Warrant for all or any part of the Warrant Shares purchasable hereunder (subject to any adjustment as provided herein). (c) Vesting. The Warrant Shares shall be subject a vesting schedule and shall vest in accordance with such

schedule as expressed on Schedule 1 of the Common Warrant. The Warrant Shares shall vest in accordance with such schedule until one hundred percent of the unvested portion of the Warrant Shares become fully vested. Any vested portion of the Warrant Shares shall have all rights contained herein. Any unvested portion of the Warrant Shares shall only have the rights described herein upon their vesting.

In Section 3 of the Series A Warrant:

Exercise of Warrant.

(a) Exercise Procedure. This Warrant may be exercised from time to time on any Business Day during the Exercise Period, for all or any part of the unexercised Warrant Shares, upon:

(i) delivery of a Notice of Exercise in the form attached hereto as Exhibit A (each, an "Notice of Exercise"), duly completed (including specifying the number of Warrant Shares to be purchased) and executed;

(ii) payment to the Company of the applicable portion of the Aggregate Exercise Price in accordance with Section 3(b); and

(iii) delivery of this Warrant.

(b) Payment of Exercise Price. Payment of the applicable portion of the Aggregate Exercise Price shall be made, at the option of the Holder as expressed in the Notice of Exercise, by the following methods:

(i) by delivery to the Company of a certified or official bank check payable to the order of the Company or by wire transfer of immediately available funds to an account designated in writing by the Company, in the amount of such applicable portion of the Aggregate Exercise Price;

(ii) by instructing the Company to withhold a number of Warrant Shares then issuable upon exercise of this Warrant with an aggregate Fair Market Value as of the Exercise Date equal to such applicable portion of the Aggregate Exercise Price;

(iii) by surrendering to the Company (x) Warrant Shares previously acquired by the Holder with an aggregate Fair Market Value as of the Exercise Date equal to such applicable portion of the Aggregate Exercise Price and/or (y) other securities of the Company having a Fair Market Value as of the Exercise Date equal to the applicable portion of the Aggregate Exercise Price; or

(iv) any combination of the foregoing.

In the event of any withholding of Warrant Shares or

	surrender of other equity securities pursuant to clause (ii), (iii) or (iv) above where the number of shares whose value is equal to the applicable portion of the Aggregate Exercise Price is not a whole number, the number of shares withheld by or surrendered to the Company shall be rounded up to the nearest whole share.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.15%

Type	Series A-1 Warrants
Amount Reserved/Amount Outstanding	517,241
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	In Section 2 of the Series A-1 Warrant: (b) Acceleration. Notwithstanding anything to the contrary in Section 2(a), in the event that (i) the Company and all or substantially all of its assets are acquired, (ii) the Company prepares to enter into an initial public offering ("IPO") and reasonably believes such IPO will be consummated, including by closing on a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act, and/or (iii) the Preferred Stock of the Company have converted to Common Stock, (subsection (i) and (ii) being "Acceleration Events"), then upon thirty (30) days written notice from the Company to Holder, the term of this Warrant shall accelerate and the Holder will have thirty (30) days following such notice to exercise this Warrant for all or any part of the Warrant Shares purchasable hereunder (subject to any adjustment as provided herein). (c) Vesting. The Warrant Shares shall be subject a vesting schedule and shall vest in accordance with such schedule as expressed on Schedule 1 of the Common Warrant. The Warrant Shares shall vest in accordance with such schedule until one hundred percent of the unvested portion of the Warrant Shares become fully vested. Any vested portion of the Warrant Shares shall have all rights contained herein. Any unvested portion of the Warrant Shares shall only have the rights described herein upon their vesting. In Section 3 of the Series A-1 Warrant: Exercise of Warrant. (a) Exercise Procedure. This Warrant may be exercised from time to time on any Business Day during the Exercise Period, for all or any part of the unexercised Warrant Shares, upon:

	(i) delivery of a Notice of Exercise in the form attached hereto as Exhibit A (each, an "Notice of Exercise"), duly completed (including specifying the number of Warrant Shares to be purchased) and executed;

(ii) payment to the Company of the applicable portion of the Aggregate Exercise Price in accordance with Section 3(b); and

(iii) delivery of this Warrant.

(b) Payment of Exercise Price. Payment of the applicable portion of the Aggregate Exercise Price shall be made, at the option of the Holder as expressed in the Notice of Exercise, by the following methods:

(i) by delivery to the Company of a certified or official bank check payable to the order of the Company or by wire transfer of immediately available funds to an account designated in writing by the Company, in the amount of such applicable portion of the Aggregate Exercise Price;

(ii) by instructing the Company to withhold a number of Warrant Shares then issuable upon exercise of this Warrant with an aggregate Fair Market Value as of the Exercise Date equal to such applicable portion of the Aggregate Exercise Price;

(iii) by surrendering to the Company (x) Warrant Shares previously acquired by the Holder with an aggregate Fair Market Value as of the Exercise Date equal to such applicable portion of the Aggregate Exercise Price and/or (y) other securities of the Company having a Fair Market Value as of the Exercise Date equal to the applicable portion of the Aggregate Exercise Price; or

(iv) any combination of the foregoing.

In the event of any withholding of Warrant Shares or surrender of other equity securities pursuant to clause (ii), (iii) or (iv) above where the number of shares whose value is equal to the applicable portion of the Aggregate Exercise Price is not a whole number, the number of shares withheld by or surrendered to the Company shall be rounded up to the nearest whole share. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may decide to issue more stock which may dilute the Security. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 1.16% |

Type	2018 Stock Plan
Amount Reserved/Amount Outstanding	3,904,160 / 3,770,400
Voting Rights	An Optionee, or a transferee of an Optionee, shall have no rights as a stockholder with respect to any Shares covered by the Optionee's Option until such person

	becomes entitled to receive such Shares by filing a notice of exercise and paying the Exercise Price pursuant to the terms of such Option.
Anti-Dilution Rights	None
Material Terms	The maximum number of Shares that may be issued under the Plan (subject to Subsection (b) below and Section 8(a)) [is the number of Shares representing 10% of the outstanding equity securities of the Company, to be allocated in accordance with a certain Exhibit A]. All of these Shares may be issued upon the exercise of ISOs. The number of Shares that are subject to Options or other rights outstanding at any time under the Plan shall not exceed the number of Shares that then remain available for issuance under the Plan.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company, during the term of the Plan, shall at all times reserve and keep available sufficient Shares to satisfy the requirements of the Plan. The availability of any Shares may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	8.73%

Type	Crowd SAFE
Amount Reserved/Amount Outstanding	$282,240
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $20,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more SAFEs which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.41%

Type	Convertible Notes
Amount Reserved/Amount Outstanding	$1,020,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $15,000,000 Interest Rate: 10%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Notes which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.80%

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Economic Injury Disaster Loan
Creditor	Small Business Administration
Amount Outstanding	$52,500
Interest Rate and Amortization Schedule	Interest Rate: 3.75 % per annum Monthly Payments: $256
Maturity Date	May 30, 2050
Date Entered Into	May 30, 2020

Ownership

No individual is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (2021)

Total Income	Taxable Income	Total Tax
$1,069,320	($598,995)	$0

Operations

Toast Holdings, Inc. (the "**Company**") was incorporated on October 28, 2015 under the laws of the State of Delaware, and is headquartered in New York, NY.

Liquidity and Capital Resources

On October 1, 2022, the Company closed an offering pursuant to Regulation CF and raised $282,240.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future. Our business model is asset-light and requires minimal capital expenditures now, and in the future (aka we anticipate capital intensity of 0%-1%).

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Incentive Stock Options	n/a	3,770,400 incentive stock options	n/a	10/17/2021 - Present	Rule 701
Series A Preferred Stock	$8,048,265.17	8,438,938 shares of Series A Preferred Stock	General Corporate	5/07/2020 - 12/17/2021	Section 4(a)(2)
Series A-1 Warrants	n/a	1,807,753 Warrants	n/a	9/30/2021 - 12/17/2021	Section 4(a)(2)
Series A -1 Preferred Stock	$2,833,572.12	11,016,925 shares of Series A-1 Preferred Stock	General Corporate	3/29/2020- Present	Reg D, 506(b)
Common Warrants	n/a	4,629,507 Warrants	n/a	5/14/2020 - 2/23/2021	Section 4(a)(2)
Series A Warrants	n/a	68,965 Warrants	n/a	1/13/2020	Section 4(a)(2)
Crowd SAFE	$282,240	$282,240 face value of the Crowd SAFEs	General Corporate	October 1, 2022	Reg CF
Common Stock	Conversion of Common Warrants	4,715,713	General Corporate	September 22, 2022 – September 23, 2022	Section 4(a)(2)
Convertible Notes	$1,020,000	$1,020,000 face value of the Convertible Notes	Working capital, inventory, and marketing	June 10, 2022 - Present	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.


TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST


From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering

statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: no qualifying transactions have occurred during the relevant period, except that the Company made an award of incentive stock options to its Directors, Officers and other Key Person, as follows:

- **Punit Seth**: award of incentive stock options to purchase (a) 601,744 shares of common stock on October 27, 2021, at an exercise price of $0.05 per share and (b) 172,413 shares of common stock on August 17, 2022.
- **Chris Burggraeve**: award of incentive stock options to purchase 190,690 shares of common stock on October 27, 2021, at an exercise price of $0.05 per share.
- **Shovahn Rincon**: award of incentive stock options to purchase (a) 1,289,244 shares of common stock on October 27, 2021, at an exercise price of $0.05 per share and (b) 172,413 shares of common stock on August 17, 2022.
- **Jung Hoon Kwon**: award of incentive stock options to purchase 229,996 shares of common stock on October 27, 2021, at an exercise price of $0.05 per share, subject to a certain vesting schedule. Mr. Kwon recently resigned from the Company and any vested options are subject to certain terms and conditions of exercise. Mr. Kwon did not exercise the shares and they were forfeited.
- **Will Clayton**: award of incentive stock options to purchase (a) 308,332 shares of common stock on October 27, 2021, at an exercise price of $0.05 per share, subject to a certain vesting schedule and (b) 344,827 shares of common stock on August 17, 2022.
- **Jeff Kennedy**: award of incentive stock options to purchase 86,206 shares of common stock on August 17, 2022.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Punit Seth
_____
(Signature)

Punit Seth
_____
(Name)

Chief Executive Officer
_____
(Title)

I, Punit Seth, the Chief Executive Officer of Toast Holdings, Inc., certify that the financial statements of Toast Holdings, Inc. included in this Form C-AR are true and complete in all material respects.

/s/Punit Seth
_____
(Signature)

Punit Seth
_____
(Name)

Chief Executive Officer
_____
(Title)

April 28, 2023
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Punit Seth
_____
(Signature)

Punit Seth
_____
(Name)

Director
_____
(Title)

April 28, 2023
_____
(Date)

/s/ Shovahn Rincon
_____
(Signature)

Shovahn Rincon	
(Name)	
Director	
(Title)	
April 28, 2023	
(Date)	

/s/ Chris Burggraeve	
(Signature)	
Chris Burggraeve	
(Name)	
Director	
(Title)	
April 28, 2023	
(Date)	

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Toast Holdings Inc.

P&L	FY2022
$000s	Dec-22

Adj. Revenue	**4,732**
Revenue	**1,504**
COGS	595
Gross Profit	**909**
Expenses	
Payroll	645
Sales Investment	166
Marketing & Innovation	254
G&A Expenses	481
Total Expenses	**1,546**
EBITDA	**(637)**
Other Income/(Expenses)	**(153)**
Net Income	**(790)**

Toast Holdings Inc.

Balance Sheet	4Q22
$000s	Dec-22

Assets

Bank Accounts	673
Accounts Receivable	1,587
Inventory Asset	76
Other Current Assets	1
Total Current Assets	**2,336**
Fixed Assets (L-T)	17
Intangible Assets (L-T)	758
Other Assets	-
Total Assets	**3,111**

Liabilities & Equity

Accounts Payable	327
Credit Cards	30
Other Current Liabilities	120
Total Current Liabilities	**477**
Long-Term Liabilities	1,107
Total Liabilities	**1,584**
Total Equity	**1,527**
Total Liabilities & Equity	**3,111**

Check   -